UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: February 1, 2022

(Date of earliest event reported)

PHOENIX CAPITAL GROUP HOLDINGS, LLC
(Exact name of issuer as specified in its charter)

Delaware	83-4526672
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

5601 S Broadway

Suite 240

Littleton, CO 80121

(Full mailing address of principal executive offices)

(303) 749-0074

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: 9.0% Bonds

ITEM 9. OTHER EVENTS

On February 1, 2022, Phoenix Capital Group Holdings, LLC, a Delaware limited liability company (the “Company”) entered into that certain Supplemental Indenture, dated as of February 1, 2022 (the “Supplemental Indenture”), to the Indenture by and between the Company and UMB Bank, N.A., as trustee (the “Trustee”). The Supplemental Indenture includes modified terms to Bonds including the record and payment date of the interest on the Bonds. The Supplemental Indenture also includes a revised Form of Bond as an exhibit thereto in order to reflect these changes.

The foregoing description of the Supplemental Indenture and Form of Bond is a summary and is qualified in its entirety by the terms of the Supplemental Indenture and Form of Bond, copies of which are filed as Exhibit Nos. 3(a) and 3(b) to this Current Report on Form 1-U and incorporated by reference herein.

Exhibits

Exhibit No.	Description of Exhibit

3(a)	Supplemental Indenture between Phoenix Capital Group Holdings, LLC and UMB Bank, N.A., as trustee, dated as of February 1 2022

3(b)	Form of Bond

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Phoenix Capital Group Holdings, LLC, a Delaware limited liability company

By:	/s/ Lindsey Wilson
Name:	Lindsey Wilson
Its:	Manager

Date: February 7, 2022

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